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                             June 26, 2024

       Lan Huang
       Chief Executive Officer
       BeyondSpring Inc.
       100 Campus Drive, West Side, 4th Floor, Suite 410
       Florham Park, NJ 07932

                                                        Re: BeyondSpring Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed June 12, 2024
                                                            File No. 333-280153

       Dear Lan Huang:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. We note your ownership of several PRC subsidiaries, including your majority interest in your Chinese subsidiary
that owns 100% of the rights to your lead product candidate in
                                                        China. We further note
that a portion of your assets are located in China, that you maintain an office and
have employees in China, and that the majority of your patients for certain clinical trials
for your lead product candidate are in China. Please clarify for us whether any of your
officers or directors are also located in China. In addition, to the extent that you do not
conduct the majority of your operations in China, please provide us with your analysis
supporting this. To the extent that you conduct the majority of your operations in China,
please revise your filing, as applicable, to provide more specific and prominent disclosures
about the legal and operational risks associated with China-based companies. For
additional guidance, please see the Division of Corporation Finance's
                                                        Sample Letter to
China-Based Companies issued by the Staff in December 2021 and the
 Lan Huang
BeyondSpring Inc.
June 26, 2024
Page 2
       Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in
       July 2023.
Signatures, page II-5

2. Please amend your registration statement to include the signatures of your principal financial officer and your controller or principal accounting officer, signing in such capacities. Refer to the instructions regarding signatures in Form F-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761
with any questions.



                                                             Sincerely,
FirstName LastNameLan Huang
                                                             Division of
Corporation Finance
Comapany NameBeyondSpring Inc.
                                                             Office of Life
Sciences
June 26, 2024 Page 2
cc:       Michael J. Hong, Esq.
FirstName LastName